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08028705

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 65775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

OHTAKA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 CHESTNUT COURT
(No. And Street)

DOBBS FERRY,   NY   10522
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NAOMASA OHTAKA   (914) 479-0081
(Area Code - Telephone Number)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Washington, DC

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____NAOMASA OHTAKA_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____OHTAKA SECURITIES, LLC_____ , as of _____DECEMBER 31, 2007_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

01\14\08

Notary Public

Signature

PRESIDENT & CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OHTAKA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ohtaka Securities, LLC:

We have audited the accompanying statement of financial condition of Ohtaka Securities, LLC as of December 31, 2007. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ohtaka Securities, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 18, 2008

OHTAKA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

<u>A S S E T S</u>

Cash and Cash Equivalents	$ 73,476
Prepaid Expense	1,124
TOTAL ASSETS	$ 74,600

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities:	
Accrued Expenses and Other Payables	$ 4,000
Total Liabilities	4,000
Member's Equity:	
Member's Equity	70,600
Total Member's Equity	70,600
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 74,600

The accompanying notes are an integral part of this financial statement.

OHTAKA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 1.   ORGANIZATION AND OPERATIONS

Ohtaka Securities, LLC (the "Company") is a New York limited liability company formed September 12, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the sole member. Accordingly, actual results could differ from those estimates.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss.

NOTE 2.   NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain a minimum net capital of the greater of 6 2/3 % of aggregate debits or $5,000. As of December 31, 2007 the Company had net capital of $69,476, which exceeded the $5,000 requirement by $64,476.

NOTE 3.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2007, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.


END